Exhibit 99.1

ASM International N.V. Announces Receipt of Confirmation from

Mellon that it has no Support of Other Shareholders for the Proposal to

Split the Company

BILTHOVEN, the Netherlands, October 18, 2006 — ASM International N.V. (Nasdaq: ASMI and Euronext Amsterdam: ASM) said that, in response to questions put to Mellon HBV Alternative Strategies (Mellon) by ASMI’s legal advisers, Mellon confirmed that it has no support of other shareholders for its proposal that the Company spins-off its back-end operations.

ASMI felt that it should ask these questions following reports in the media stating that Mellon claims the support of shareholders who own over 30% in ASMI in its efforts to split the Company. It follows from Mellon’s response to these questions that these reports are untrue. ASMI believes that it is important that false rumors of this nature should not affect the trading of its shares. For this reason ASMI believes it is appropriate that Mellon’s response to ASMI’s questions seeking verification of these rumors are shared with the market.

On the basis of information filed by Mellon with the US Securities and Exchange Commission, the Company believes that Mellon currently controls 3,731,235 shares, equal to approximately 7% of the Company’s 53,489,824 shares outstanding.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:	Naud van der Ven: + 31 (0) 30 2298 540
Mary Jo Dieckhaus: + 1 212 986 2900